MONTE SERENO HEALTH

Transformative African Healthcare

10-04-2022

Clement Okoh
Monte Sereno Holdings Inc.
19614 Stewartown Terrace, Gaithersburg, MD 20886

Tel: (301) 775-3860
Email: admin@monteserenohealth.com

TESTING THE WATERS FOR SEED FUNDRAISING VIA WEFUNDER.COM – OCTOBER. 2022

Monte Sereno Health is planning to raise seed funds through the Wefunder.com platform for its Africa-wide cloud-native healthcare marketplace platform.

We plan to raise between $500k minimum and $1.2million maximum, using SAFE agreements and starting this month (10/22).

The terms will be $20 million Cap and 10% discount for early bird investors.

We shall inform you when our fundraising site goes live and hope you will consider participating.

We shall also forward the pitch deck being submitted to Wefunder.com for the fundraise.

Sincerely,

Clement I. Okoh. Ph.D.
CEO

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

MONTE SERENO HEALTH

Transformative African Healthcare

02-01-2023

Clement Okoh
Monte Sereno Holdings Inc.
19614 Stewartown Terrace, Gaithersburg, MD 20886

Tel: (301) 775-3860
Email: admin@monteserenohealth.com

TESTING THE WATERS FOR SEED FUNDRAISING VIA WEFUNDER.COM

https://wefunder.com/monte.sereno.health

Monte Sereno Health is planning to raise seed funds through the Wefunder.com platform for its Africa-wide cloud-native healthcare marketplace platform.

We plan to raise between $500k minimum and $1.2million maximum, using SAFE agreements, and we are currently "Testing The Waters".

The terms will be $20 million Cap and 10% discount for early bird investors.

We shall inform you when our fundraising site goes live and hope you will consider participating.

You may view our pitch at the Wefunder site (https://wefunder.com/monte.sereno.health). And you are invited to indicate interest in the fundraising (please see legal disclosure below).

Sincerely,

Clement I. Okoh. Ph.D.
CEO

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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